[redacted]

07027268

SEC File No. 82-34751

09/24/07 04:00 AM

To "eleanor.besserman@elei.
<eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:3123E
Elementis PLC
24 September 2007

SUPPL

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

19 September 2007

6. Date on which issuer notified:

21 September 2007

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

7. Threshold(s) that is/are crossed or reached:

3% to 4% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

ORD 5p

Situation previous to the Resulting situation after the triggering transaction

dw 10/17

Number of shares 15,871,735

Number of Voting Rights 15,871,735

Resulting situation after the triggering transaction

Number of shares 18,208,164

Number of voting rights Direct 18,208,164

Number of voting rights Indirect 0

% of voting rights Direct 4.07%
% of voting rights Indirect 0%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 18,208,164

% of voting rights 4.07%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G)
(18,208,164 - 4.07% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)
(16,057,321-3.59%=PMC)

Legal & General Assurance (Pensions Management) Limited (PMC)
(16,057,321 - 3.59% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of 446,280,967

14. Contact name: Helen Lewis (LGIM)

15. Contact telephone number: 020 3124 3851

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

END
HOLILFERASILFID

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